UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viant Technology Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
92557A101
(CUSIP Number)

Larry Madden
c/o Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612
(949) 861-8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92557A101	13D	Page 1 of 6 pages

1	Names of Reporting Persons Larry Madden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,040,199
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,040,199
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,040,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person IN

Item 1.     Security and Issuer.

CUSIP No. 92557A101	13D	Page 2 of 6 pages

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Viant Technology Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2722 Michelson Drive, Suite 100, Irvine, CA 92612.
Item 2.    Identity and Background.
The Schedule 13D is being filed by Larry Madden (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Viant Technology Inc., 2722 Michelson Drive, Suite 100, Irvine, CA 92612. The Reporting Person’s present principal occupation is Chief Financial Officer of the Issuer.
During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person was awarded an aggregate of 489,356 Class B common units of Viant Technology LLC (the “Class B Units”), a subsidiary of the Issuer, that are held through Viant Technology Equity Plan LLC, as consideration for bona fide services provided to the Issuer. The Class B Units are exchangeable for shares of Class A Common Stock on a one-to-one basis at the option of the Reporting Person. On February 10, 2021, 15,000 of the Reporting Person’s Class B Units were converted into shares of Class A Common Stock and sold to the underwriters for $25.00 per share in connection with the Issuer’s IPO.

As of the date hereof and subsequent to the consummation of the Issuer’s IPO on February 12, 2021, the Reporting Person acquired (i) 296,849 shares of Class A Common Stock pursuant to vesting of restricted stock units, after a total of 346,983 shares of Class A Common Stock were withheld or sold to cover tax obligations in connection with vesting of such equity awards, and (ii) 268,994 shares of Class A Common Stock underlying stock options that are vested and exercisable within 60 days of the date hereof, each of which were provided to the Reporting Person as part of his employee compensation.

Item 4.    Purpose of Transaction.

10b5-1 Trading Plan

On May 9, 2024, the Reporting Person entered into a trading plan (the “10b5-1 Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The 10b5-1 Trading Plan provides that Goldman Sachs & Co. LLC (the “Broker”) may make

CUSIP No. 92557A101	13D	Page 3 of 6 pages

periodic sales of up to an aggregate of 200,000 shares of Class A Common Stock on behalf of the Reporting Person beginning on August 12, 2024. The amount and timing of sales, if any, pursuant to the 10b5-1 Trading Plan will be determined based on the terms of the 10b5-1 Trading Plan, market conditions, share price and other factors.
This description of the 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the full text of the 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
General
    The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his position as Chief Financial Officer of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.
To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.
    Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)

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•Amount beneficially owned: 1,040,199
•Percent of Class: 6.0%
•Number of shares the Reporting Person has:
oSole power to vote or direct the vote: 1,040,199
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 1,040,199
oShared power to dispose or direct the disposition of: 0
    The Reporting Person may be deemed to beneficially own 1,040,199 shares of Class A Common Stock, which consists of (i) 296,849 shares of Class A Common Stock held of record by the Reporting Person, (ii) 268,994 shares of Class A Common Stock underlying stock options that are exercisable or will become exercisable within 60 days of the date hereof and (iii) 474,356 shares of Class A Common Stock underlying Class B Units that are currently convertible on a one-to-one basis.

    The above percentage is based upon 16,509,766 shares of Class A Common Stock outstanding as of April 26, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2024. The ownership information assumes (i) the redemption of the Class B Units indirectly held by the Reporting Person for shares of the Issuer’s Class A Common Stock on a one-to-one basis and (ii) the exercise of stock options held of record by the Reporting Person that are currently exercisable or will become exercisable within 60 days of the date hereof.

(c)    During the past 60 days, on June 10, 2024, the Reporting Person acquired 12,053 shares of Class A Common Stock upon the vesting of 26,062 restricted stock units, after the Issuer withheld 14,009 shares of Class A Common Stock from the Reporting Person to satisfy tax withholding obligations.
(d)    None.

(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the 10b5-1 Trading Plan and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

CUSIP No. 92557A101	13D	Page 5 of 6 pages

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
1	10b5-1 Trading Plan, dated May 9, 2024.

CUSIP No. 92557A101	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2024

By:    /s/    Larry Madden
Name:    Larry Madden